

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2008

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE: Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1/A4**
> **Filed April 22, 2008**
> **File No. 333-146921**

Dear Mr. Ballard :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Information for the four quarters ended June 30, 2007 and June 30, 2006, page 20

1. Please clarify if basic income per share is the same measurement as basic and diluted earnings per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 23

2.   We note your response to prior comment 13 of our letter dated April 4, 2008. Your disclosure on page 23 indicates that your revenue for the quarterly period ended December 31, 2006 was $31,178,560. This disclosure appears inconsistent with the table on page 20 depicting certain financial information for each of the quarters ended June 30, 2007 and June 30, 2006. In this manner, the table on page 20 reflects revenue for the quarterly period ended December 31, 2006 as $24,537,000. We re-issue prior comment 13.   Please ensure that this information is accurately disclosed throughout your filing.

3.   We note your response to prior comment 14 of our letter dated April 4, 2008. Your most recent response indicates that truck traffic originally diverted as a result of construction is now resumed to normal flow. Please clarify if this construction was located at your customers' retail sites, the routes in which truckers drive, or your routes in transporting your products to your customers' delivery sites.   In addition, your most recent response implies that decrease in truck traffic using diesel has returned to more normal levels while your current disclosure on page 23 indicates that it is too early to determine if this is a trend. Please revise or advise.

Gross Profit Margin, page 26

4.   We note your response to prior comment 15 of our letter dated April 4, 2008. Your current discussion of gross profit margin for all periods presented is limited to variations in agency fees. Please include material variations to gross profit margins from other products and indicate the reasons why margins on your petroleum products vary from period to period. In this manner, we note that your gross margins on gasoline increased approximately 45% from 12.2% for the six months ended December 31, 2006 to 17.7% for the six months ended December 31, 2007. In addition, gross margins on diesel oil decreased approximately 24% from 17.4% for the year ended June 30, 2006 to 13.3% for the year ended June 30, 2007.

5.   We note your disclosure which indicates that gross profit margin for the six-month period was 28.4%, compared to approximately 24.1% due to the increase in agency fees profits of $7,054,074 for the six months ending December 31, 2007. However, it appears that $7,054,074 represents the gross margin contribution for the six-months ended December 31, 2007 rather than an increase from the prior year. Please clarify the nature of the amount disclosed.

Foreign Currency Translation Adjustment, page 28

6.   We note your response to prior comment 17 of our letter dated April 4, 2008. Your response as well as your revised disclosure indicates that if the RMB appreciates against the US Dollar, revenues and expenses would be lower than they would have been if there were no fluctuations in the currencies. However, it appears that the opposite is true. Further, this disclosure on page 28 is inconsistent with the very next sentence which indicates that if the RMB appreciates against the US Dollar, revenues and expenses

would be higher than they would have been if there were no fluctuations in the currencies. Please revise or advise. In addition, please ensure that all of your disclosures are accurate and consistent throughout your filing. In this manner, we note a similar inconsistency on page 31 under the heading of foreign currency translation.

In addition, we note that you do not believe that foreign currency fluctuations had a material impact on the presentation of your financial statements. Your discussion of revenues on page 23 for the year ended June 30, 2007 compared to the year ended June 30, 2006 reflects higher revenues due to increased demand. However, it appears that absent the favorable impact of translating RMB to US Dollars during this timeframe, revenues would have decreased. Please quantify the impact of foreign currency exchange related to your revenue and expense items for all periods presented and include such amounts in your filing as necessary to avoid investor confusion. In addition, please also include a discussion of changes in volume, price, and product mix when discussing revenue variations.

Operating Activities, page 29

7.   We note your response to prior comment 19 of our letter dated April 4, 2008 which indicates you do not have any accounts receivables in arrears. Please reconcile this statement to your risk factor disclosure on page 11 which indicates that sometimes your customers are late with their payments.

Foreign Currency Translation, page 31

8.   We note your response to prior comment 26 of our letter dated April 4, 2008 which indicates that parent company operates entirely in US Dollars. Please clarify if your operating company is paying the parent company's bills which are US Dollar denominated. If your operating company is accruing monetary obligations that are denominated in a currency that differs from its functional currency, please quantify and disclose the amount of transaction gains or losses. Refer to paragraph 15 of SFAS 52.

Quantitative and Qualitative Disclosure About Market Risk, page 32

Commodity Risk, page 33

9.   We note your response to prior comment 21 of our letter dated April 4, 2008 which indicates that prices you pay to suppliers where you have fixed price contracts are adjusted by the Chinese government if there should be significant changes in the price of oil. Please define and quantify the meaning of significant in this instance and indicate how frequently the Chinese government has made related adjustments to prices in the last three years. In addition, we note your risk factor disclosure on page 12 which indicates that your products are a commodity and the unit price you pay is subject to volatile changes in response to fluctuation s in supply or other market conditions. Please clarify

the impact of locking in prices well in advance of the time you deliver your commodities and establish customer pricing. We re-issue prior comment 21.

Statements of Cash Flows for the Six Months Ended December 31, 2007, page 56

10. We note your response to prior comment 25 of our letter dated April 4, 2008 which indicates that your cash flow contains an immaterial error. We note that the effect of exchange rates in cash for the six months ended December 31, 2007 is $2,775,968 compared to the effect of exchange rates in cash for the year ended June 30, 2007 is $697,641. However, it appears that the majority of $2,775,968 may be incorrectly classified based on the changes in the exchange rate and levels of cash during such timeframes. As such if the cash flow statement was properly classified, the correction could change the direction of your cash flow from operations for the six months ended December 31, 2007 which is currently disclosed as ($1,963,470). Please clarify how you determined that the erroneous amounts were immaterial and contact us to discuss as necessary.

Note 13. Convertible Notes, page 67

11. We note your response to prior comment 27 of our letter dated April 4, 2008. Please provide an amortization schedule of the related discount on your convertible notes.

Parent-Only Financial Statements, page 78

12. We note your response to prior comment 23 of our letter dated April 4, 2008 which indicates that you have provided parent-only financials. In this regard, please;

- clarify why your parent-only financials are referenced as Longwei Petroleum Investment Holding Limited as of December 31, 2007 and Tabatha II. Inc. as of June 30, 20007;

- tell us why you have not included financial information for June 30, 2006 as required by Rule 12-04 of Regulation S-X;

- provide footnote disclosure of restrictions on the ability of your subsidiaries to transfer funds to the parent in the form of cash dividends, loans, or advances; and

- disclose in your discussion of liquidity, the nature and extent of the restrictions and the impact they have had or are expected to have on the ability of the parent company to meets its cash obligations.

The format of your parent only financial statements for the interim periods is not readable as currently filed in EDGAR. Please revise this format to enhance the ability to read such financial information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
        J. Davis
        J. Cannarella
        M. Karney

        <u>via facsimile</u>
        John Ballard 303-979-7879